Exhibit 1.01
WESCO International, Inc.
Conflict Minerals Report
For the Reporting Period Ending December 31, 2024
WESCO International, Inc. and its subsidiaries, including WESCO Distribution, Inc. and Anixter Inc., are collectively referred to as “Wesco” and sometimes referred to in this report as “we,” “our,” “us”, or “ourselves.”

Forward-Looking Statements

This document contains forward-looking statements within the meaning of the federal securities laws. Any statements that do not relate to historical or current facts or matters are forward-looking statements. One can identify some of the forward-looking statements by the use of forward-looking words, such as “intend”, “anticipate,” “expect,” “plan,” “believe” and similar words, phrases or expressions, or the use of future tense. Statements concerning current conditions may also be forward-looking if they imply a continuation of current conditions. Forward-looking statements are based on current expectations and beliefs of our management, as well as assumptions made by, and information currently available to, our management, and are subject to risks and uncertainties, many of which are outside of our and our management's control, that could cause actual actions or performance to differ materially from those expressed in the forward-looking statements. We caution one not to place undue reliance on these forward-looking statements, which speak only as of the date of filing of this document.

1. Company Overview

Wesco is a leading provider of business-to-business distribution, logistics services and supply chain solutions. We provide innovative solutions to meet customer needs across commercial and industrial businesses, contractors, educational institutions, government agencies, technology companies, telecommunications providers, and utilities. Our innovative solutions include supply chain management, logistics and transportation, procurement, warehousing and inventory management, as well as kitting and labeling, limited assembly of products and installation enhancement.

Wesco has operating segments comprising three strategic business units consisting of Electrical & Electronic Solutions (“EES”), Communications and Security Solutions (“CSS”), and Utility and Broadband Solutions (“UBS”). The EES segment supplies a broad range of products and solutions primarily to the construction, industrial and original equipment manufacturer (“OEM”) markets. The CSS segment is a global leader in data center, network infrastructure and security solutions. The UBS segment provides products and services to investor-owned utilities, public power companies, including municipalities, as well as global service providers, wireless providers, broadband operators and the contractors that service these customers.

In its primary role as a distributor of third-party products, Wesco is not manufacturing or contracting to manufacture, and is therefore not subject to the Conflict Minerals Rule. However, in a very small portion of its business, Wesco manufacturers or contracts to manufacture a small number of potentially in-scope products, within the scope of the Conflict Minerals Rule. Product categories where Wesco is manufacturing or contracting to manufacture include enclosures, brackets, light fixtures, audio visual equipment, access control and security equipment and others. The direct suppliers reporting the production of these product categories were included in the due diligence process detailed within this Conflict Minerals Report (“CMR”).

1.1.a Supply Chain

Wesco relied on its suppliers to provide information on the origin of the conflict minerals contained in the relevant components and materials supplied to Wesco. In its efforts to comply with the disclosure requirements and obtain the accurate data from its suppliers, Wesco contacted suppliers that manufactured or contracted to manufacture products where the nature of the product supplied to Wesco was considered to be reasonably likely to contain conflict minerals. In addition to providing Wesco the requisite data for its SEC reporting, the data collected is further analyzed by Wesco to determine the origin of conflict minerals in Wesco’s supply chain and Wesco’s path moving forward with regard to conflict-free sourcing of materials in the products it manufactures or contracts with others to manufacture. As Wesco enters into new contracts with suppliers, Wesco includes language requiring suppliers to provide Wesco information regarding the origin of any conflict minerals and related smelters. In addition, Wesco includes similar requirements in its standard terms and conditions of purchase. Over time, these contractual measures are intended to improve consistency and transparency in Wesco’s supply chain.

Wesco is typically many tiers downstream in the supply chain from the source of the raw minerals in any products it manufactures or contracts with others to manufacture. Based on the responses from its suppliers, Wesco was unable to determine the origin of the conflict minerals in its manufactured or contracted to manufacture products, and, in some cases, whether those products even contain conflict minerals. Therefore, Wesco cannot exclude the possibility that some may have originated in the Covered Countries. For the products that Wesco is manufacturing or contracting to manufacture and which are subject to the reporting obligations of Rule 13p-1, Wesco was unable to determine the origin of the conflict minerals they may contain and/or to determine whether they come from recycled or scrap sources; the facilities used to process them; their country of origin; or their mine or location of origin.

Therefore, for reporting year ended December 31, 2024, Wesco is submitting this CMR as Exhibit 1.01 to Form SD. In accordance with the Organisation for Economic Co-operation and Development (“OECD”) Guidance and the Conflict Minerals Rule, this report is available on Wesco’s website, https://investors.wesco.com/financial-information/sec-filings.

1.1.b Conflict Minerals Policy

Wesco has adopted a conflict minerals policy outlining Wesco’s intent to conduct due diligence within the standards set forth by the Rule which is publicly available on our website at https://www.wesco.com/us/en/policies/conflict-minerals-policy.html.

2. Due Diligence Process

2.1 Conflict Minerals Program

Wesco has conducted due diligence to identify and trace the conflict minerals in its supply chain using the Conflict Minerals Reporting Template (“CMRT”) developed by the Responsible Minerals Initiative, and Wesco engaged a third-party service provider, Assent Compliance, to assist in Wesco’s supplier outreach, data collection, data validation, risk assessment and compliance efforts. Assent Compliance requested suppliers to complete a CMRT and included training and education to guide suppliers on best practices and the use of this template. Assent Compliance monitored and tracked all communications in the Assent Compliance Manager (“ACM”) platform for reporting and transparency. Assent Compliance contacted suppliers that were unresponsive to its communications during the diligence process and requested such suppliers to complete the CMRT and submit such template to Assent Compliance.

2.1.a Collecting Data to Trace Conflict Minerals in Wesco’s Supply Chain

Wesco has adopted the CMRT in collecting its supplier data, and Wesco has contacted suppliers of products Wesco manufactured or contracted to manufacture via Assent Compliance. Non-responsive suppliers or suppliers that provided incomplete or invalid responses were contacted on multiple occasions in an effort to obtain accurate data collection for the reporting period. The supplier data has been uploaded into the ACM platform to allow Wesco licensed users to view, analyze, and document the overall progress of Wesco’s data collection efforts. Wesco intends to continue to add supplier information to this database as suppliers respond.

2.1.b Evaluating Supplier Data

Wesco plans to continue to analyze the data provided by the suppliers of products manufactured or contracted to be manufactured to determine whether those products contain conflict minerals from the Covered Countries. Wesco is attempting to identify the smelters in its supply chain based on the information gathered through the CMRT to determine whether the smelters have been certified as conflict-free. By utilizing the annual disclosure and inserting disclosure requirements into its supplier contracts, Wesco continues to facilitate supply chain compliance with the Conflict Minerals Rule.

2.1.c Following OECD Guidance

Wesco intends to continue following the OECD guidance in its due diligence program and implementation.

2.1.d Reporting

Wesco expects to comply with the SEC reporting requirements on or before the deadline for submission of May 31st following each annual reporting period.

2.2 Management Systems

Wesco has adopted a company Conflict Minerals Policy describing Wesco’s intent to conduct due diligence in accordance with the Rule.

2.2.a Internal Team

Wesco has established a system for conflict minerals which includes a cross-functional internal team. The internal team is responsible for identifying Wesco’s products that are subject to the Rule and monitoring compliance with Wesco’s Conflict Minerals Policy. The team leader serves as a central point of contact across Wesco.

2.2.b Control Systems

Wesco’s controls include: use of the ACM platform to archive Wesco’s supplier declarations; oversight and direction by the team leader; and conflict minerals contractual provisions included in new supplier agreements and purchase orders.

2.2.c Supplier Engagement

With respect to the OECD requirement to strengthen engagement with suppliers, Wesco has engaged its suppliers by communications delivered via Assent Compliance and by working with suppliers directly. Again this year, we emphasized supplier education and training. To accomplish this, Wesco utilized Assent Compliance’s learning management system, Assent University, and provided suppliers access to their Conflict Minerals training course. This training is tracked and evaluated based on completion.

2.2.d Maintain Records

Wesco has licensed the ACM platform application to archive its supplier declarations, providing evidence of its due diligence process. Licensed Wesco users, which are part of the internal team above, maintain access and the ability to review the CMRTs and information disclosed by the suppliers.

2.3 Identify and Assess Risk in the Supply Chain

Wesco evaluated its business activities as they relate to the Conflict Minerals Rule. As a result of its evaluation, Wesco identified suppliers for products Wesco is manufacturing or contracting to manufacture that may contain conflict minerals, and Wesco contacted those suppliers. A portion of the suppliers provided disclosures with information about the existence of and source of conflict minerals contained in the components or materials supplied to Wesco.

2.4 Design and Implement a Strategy to Respond to Risks

The team discusses the strategy, any issues, and Wesco’s path moving forward. As described herein, Wesco has engaged its suppliers where Wesco reasonably believed that products it manufactured or contracted to manufacture could contain conflict minerals. Wesco has been unable to determine with certainty whether ultimate sources of conflict minerals may support conflict in the Covered Countries. If Wesco were to determine with certainty that a supplier was supplying conflict minerals from a source supporting such conflict, Wesco would work to establish an alternative source of conflict minerals that does not support such conflict, as provided in the OECD guidance.

Wesco intends to continue to work with Assent Compliance and its supply chain to request and obtain current and accurate disclosure data from its suppliers in order to promote transparency in the supply chain.

2.5 Carry out Independent Third Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

Because Wesco is typically many tiers downstream from the sources of raw materials, it does not have a direct relationship with any conflict minerals smelters or refiners and Wesco does not conduct audits of these entities.

3. Due Diligence Results

3.1 Request Information

Relevant suppliers were contacted by Assent Compliance and asked to disclose the use and source of any conflict minerals using the CMRT. The Wesco internal team was involved with the communications and in evaluating the responses. Wesco further directed Assent Compliance in escalation efforts for those suppliers failing to respond or providing an incomplete or insufficient response. In addition, Wesco was able to track the response rate and content throughout the data collection process.

3.2 Survey Responses

Wesco and/or Assent Compliance contacted relevant suppliers by email communication up to fourteen times. Supplier training was provided within the time frame, providing the suppliers with direction and guidance in completing their responses. Unresponsive suppliers received up to four escalation emails. Supplier responses were evaluated for plausibility, consistency, and gaps.

The overall response rate was approximately 75.4% in total. Some suppliers provided data at a company- or divisional-level, and were unable to specify the smelters or refiners used for materials in components or parts supplied to Wesco. Other suppliers did not respond or refused to do so, despite repeated requests. Wesco is therefore unable to determine whether any of the conflict minerals reported by those suppliers were contained in components or parts supplied to Wesco or to validate that any of these smelters or refiners are actually in Wesco’s supply chain. In some cases, Wesco is unable to determine whether the product even contained conflict minerals.

3.3 Efforts to Determine Mine or Location of Origin

Wesco believes it has expended reasonable efforts to determine the mine or origin of conflict minerals in products it manufactured or contracted to manufacture through its engagement of Assent Compliance and utilizing its platform to archive Wesco’s supplier declarations, in requesting its suppliers to complete the CMRT, reviewing their responses, and in implementing the OECD guidance.

Because Wesco is typically many tiers downstream from the raw material source, it relies on its suppliers to provide information on the origin of conflict minerals. Some of Wesco’s suppliers were unable to represent to Wesco that conflict minerals from the processing facilities or smelters they listed had actually been included in components they supplied to Wesco. Therefore, Wesco is not able to include smelter names in this report.

4. Steps to be Taken to Mitigate Risk

Wesco intends to continue with the following steps to improve Wesco’s due diligence process and to facilitate a conflict-free supply chain:

a.Identify those products manufactured or contracted to manufacture by Wesco and request conflict mineral disclosures from such suppliers.
b.Scrutinize the data received from suppliers to identify potential risks, inconsistencies, and incomplete or incompatible data.
c.Engage Wesco suppliers indicating they are using conflict minerals from the Covered Countries to promote conflict-free sourcing or seek alternative sources of supply.
d.Continue to engage and train suppliers in an effort to improve compliance, increase response rate and content, and promote conflict-free sourcing.
e.Include appropriate conflict mineral clauses in new supplier agreements and in purchase order contracts.
f.Track the interpretation and direction of the conflict mineral rule as it relates to industry practices.